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SEC MAIL RECEIVED NOV 3 0 2004 WASH, D.C. 202 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34473

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2003 (MM/DD/YY) AND ENDING September 30, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McClurg Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 North Gate Suite 301
(No and Street)

San Rafael (City) CA (State) 94903 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David McClurg (415) 472-1445
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, C.P.A - An Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

9010 Corbin Avenue Suite 7 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 0 7 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/12/6

OATH OR AFFIRMATION

I, David McClurg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McClurg Capital Corporation, as of September 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Marin
Subscribed and sworn (or affirmed) to before me this 29 day of Oct 2004

Notary Public

Signature

President
Title

TRACI HANSON
COMM. # 1373304
NOTARY PUBLIC • CALIFORNIA
MARIN COUNTY
Comm. Exp. OCT. 4, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McClurg Capital Corporation

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended September 30, 2004

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
McClurg Capital Corporation

I have audited the accompanying statement of financial condition of McClurg Capital Corporation as of September 30, 2004, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McClurg Capital Corporation as of September 30, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
October 27, 2004

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

McClurg Capital Corporation
Statement of Financial Condition
September 30, 2004

ASSETS

Cash and cash equivalents	$ 384,090
Receivable from brokers, dealers and clearing organizations	46,235
Marketable securities, available for sale	13,800
Deposit with clearing firm	34,164
Securities, not readily marketable	3,250
Equipment and furniture, net of $71,016 accumulated depreciation	27,709
Broker advances	18,750
Deposits	10,508
Total assets	$ 538,506

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Commissions payable	$ 57,006
Salaries payable	32,412
Pension payable	15,853
Income taxes payable	7,005
Total liabilities	112,276

Stockholders' equity

Common stock, no par value; 1,000,000 shares authorized, 822,000 shares issued and outstanding	16,063
Retained earnings	422,267
Unrealized gains (losses) on marketable securities, available for sale	(12,100)
Total stockholders' equity	426,230
Total liabilities and stockholders' equity	$ 538,506

The accompanying notes are an integral part of these financial statements.

McClurg Capital Corporation
Statement of Income
For the Year Ended September 30, 2004

Revenues	
Commissions income	$ 916,595
Fee based income	612,877
Insurance income	544,594
Interest income	3,583
Realized gains (losses)	(1,625)
Other income	3,800
Total revenues	2,079,824
Expenses	
Employee compensation and benefits	588,312
Commissions and floor brokerage	1,155,655
Communications	33,937
Occupancy and equipment rental	60,960
Interest	322
Taxes, other than income taxes	37,664
Other operating expenses	160,603
Total expenses	2,037,453
Income before income taxes	42,371
Income tax provision	11,605
Net income	$ 30,766

The accompanying notes are an integral part of these financial statements.

McClurg Capital Corporation
Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2004

	Common Stock	Retained Earnings	Unrealized Gain (loss) Marketable Securities, Available For Sale	Total	Comprehensive Income
Balance, September 30, 2003	$ 16,063	$ 391,501	$ (9,800)	$ 397,764	
Gain (loss) on marketable securities available for sale	–	–	(2,300)	(2,300)	$ (2,300)
Net income	–	30,766	–	30,766	30,766
Balance, September 30, 2004	$ 16,063	$ 422,267	$ (12,100)	$ 426,230	$ 28,466

The accompanying notes are an integral part of these financial statements.

McClurg Capital Corporation
Statement of Cash Flows
For the Year Ended September 30, 2004

Cash Flows from Operating Activities:		
Net income		$ 30,766
Adjustments to reconcile net income to net cash and cash equivalent provided by operating activities:		
Deprecation	$ 11,248	
(Gain) loss on expired warrants	1,625	
(Increase) decrease in:		
Accounts receivable	4,620	
Receivable from brokers, dealers and clearing firms	6,158	
Prepaid income taxes	1,594	
Deposit with clearing firm	(366)	
Broker advance	750	
Increase (decrease) in liabilities:		
Commissions payable	6,778	
Salaries payable	438	
Pension payable	15,853	
Income taxes payable	6,802	
Total adjustments		55,500
Cash and cash equivalents provided by operating activities		86,266
Cash Flows from Investing Activities:		–
Cash Flows from Financing Activities:		–
Net increase (decrease) in cash and cash equivalents		86,266
Cash and cash equivalents, October 1, 2003		297,824
Cash and cash equivalents, September 30, 2004		$ 384,090
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ 322	
Cash paid for income taxes	$ 4,600	

Supplemental disclosure of non–cash activity:

During the year ended September 30, 2004, the Company expensed its expired options for $1,625. The Company also marked to market its marketable securities, available for sale by reducing equity $2,300.

The accompanying notes are an integral part of these financial statements.

Note 1: ORGANIZATION

McClurg Capital Corporation (the Company) is a California corporation registered as a broker/dealer in securities under the Securities Exchange Act of 1934, as amended. The Company was incorporated on June 26, 1985 and began operations on October 1, 1985. The Company does not handle or maintain securities in its physical possession nor does it maintain customer accounts. All transactions for accounts of customers are cleared through another member firm on a fully disclosed basis.

The entire balance of receivable from broker/dealer and clearing organizations is due from the Company's clearing broker. The Company operates primarily in the Northern California region and the majority of sales are within the fixed income, stock, and mutual fund markets. The Company received commission revenue from five brokers that represents more than 10% of its revenues for the year ended September 30, 2004.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ form those estimates.

Cash and cash equivalents

The Company considers all investments that are purchased with a maturity of three months or less to be cash equivalents.

Marketable Securities at Market Value

Marketable securities consist of municipal bonds that are stated at market value. Any unrealized gains and losses resulting from the mark to market are recorded net of realized gains and losses on the income statement in the period incurred.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Marketable Securities, available for sale

Marketable securities are valued at quoted market value and consist of equity securities held for investment. The resulting difference between cost and market value is included as an element of stockholder's equity, net of deferred taxes.

Revenue Recognition

Security transactions are recorded on a trade-date basis. Order flow income is recognized upon receipt. Fee-based income is recognized when received.

Advertising

Advertising costs are expensed as incurred.

Equipment and Furniture

Equipment and furniture are stated at cost. Depreciation of furniture and equipment is computed using the straight-line method over an estimated useful life of five to seven years. Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized.

Comprehensive Income

The Company has adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130). SFAS 130 establishes standards for the reporting and presentation of comprehensive income and its components in financial statements. Comprehensive income includes net income and "other comprehensive income," which includes charges or credits to equity that are not the result of transactions to shareholders. The Company's only material component of "other comprehensive income" is unrealized gain or loss on securities available for sale.

Note 3: MARKETABLE SECURITIES, AVAILABLE FOR SALE

The Company maintains an investment in common stock of the NASDAQ stock Market, Inc. The market value of these investments at September 30, 2004 was $13,800.

Note 3: MARKETABLE SECURITIES, AVAILABLE FOR SALE (Continued)

The Company considers these marketable securities as available-for-sale as defined by FASB 115, *Accounting For Certain Investments in Debt and Equity Securities.* Unrealized gains (losses) on marketable securities available for sale consisted of gross unrealized gains of $–0– and gross unrealized losses of $12,100, and $–0– for deferred income taxes.

Note 4: SECURITIES, NOT READILY MARKETABLE

Securities, not readily marketable consist of 500 warrants in the NASDAQ Stock Market, Inc., these securities were offered primarily to NASD members and purchased through a Private Placement Memorandum. The warrants are exercisable in four tranches over four years. The first tranche became exercisable on June 28, 2002 at $13 and expired on June 27,2003. The second tranche became exercisable on June 28, 2003 at $14.00 and expired on June 25, 2004. The Company has the remaining options to exercise in the following tranches;

		Exercisable on	Expires on	Exercise Price
Tranche 3	500 shares	June 28, 2004	June 27, 2005	$ 15.00
Tranche 4	500 shares	June 28, 2005	June 27, 2006	$ 16.00

The Company is carrying these warrants at their amortized cost of $3,250.

Note 5: PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of September 30, 2004 consisted of the following:

Automobile	$ 66,552
Machinery and equipment	21,951
Furniture and fixtures	10,222
	98,725
Less accumulated depreciation	(71,016)
	$ 27,709

Depreciation expense for the year ended September 30, 2004 is $11,248.

Note 6: INCOME TAXES

The provision for income taxes at September 30, 2004 consisted of the following:

Federal income tax provision	$ 7,049
State income tax provision	4,556
Current income tax provision	11,605
Deferred income taxes (benefit)	–
Total income tax expense	$ 11,605

Note 7: PENSION PLAN

The Company has a Salary Reduction Simplified Employee Pension Plan (SARSEP). Employees are eligible to participate in the plan after having performed service for the employer during at least one of the preceding five plan years. Employer contributions to the plan are discretionary. Employee and employer contributions vest 100% immediately. For the year ended September 30, 2004, the Company made a contribution of $15,853 to the plan.

Note 8: COMMITMENTS AND CONTINGENCIES

Operating lease

In May 1999, the Company entered into a five (5) year lease for the San Rafael office space. The lease was extended for two more years on May 26, 2004. Rent expense under this agreement for the year ended September 30, 2004 was $60,960. The lease terms call for Consumer Price Index adjustments beginning on January 1, 2002.

The future minimum lease expenses are:

	September 30,
2005	$ 61,631
2006	46,223
2007 and thereafter	–
Total	$ 107,854

Note 9: RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, the FASB issued Interpretation 46, *Consolidation of Variable Interest Entities.* In general, a variable interest entity is a corporation, partnership, trust, or any legal structure used for business purposes that either (a) does not have interest entity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a variable interest entity to be consolidated by a company

Note 9: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to transactions entered into prior to February 1, 2003 in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of the Interpretation on July 1, 2003 did not have a material impact on the Company's financial statements.

In April 2003, the FASB issued SFAS 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. The Statement is effective for contracts entered into or modified after June 30, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

In May 2003, The FASB issued SFAS 150, *Accounting for Certain Financial Instruments with Characteristic of both Liabilities and Equity.* The Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer clarify a financial instrument that is within its scope as a liability (or an asset in some circumstances). It is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this Statement did not have a material impact on the Company's financial statements.

Note 10: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on September 30, 2004, the Company had net capital of $335,900, which was $235,900 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($112,276) to net capital was 0.33 to 1, which is less than the 15 to 1 maximum ratio allowed.

Note 11: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 385,671
Adjustments:		
Accumulated deficit	$ (26,065)	
Non-allowable assets	(24,093)	
Haircuts and undue concentration	387	
Total adjustments		49,771
Net capital per audited statements		$ 335,900

McClurg Capital Corporation
Schedule I-Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of September 30, 2004

Computation of net capital		
Common stock	$ 16,063	
Retained earnings	422,267	
Unrealized gains (losses) on marketable securities, available for sale	(12,100)	
Total stockholders' equity		$ 426,230
Less: Non–allowable assets		
Deposit with clearing firm	(25,000)	
Securities, not readily marketable	(3,250)	
Equipment and furniture, net	(27,709)	
Broker advance	(18,750)	
Deposits	(10,508)	
Total non–allowable assets		(85,217)
Net capital before haircuts		341,013
Haircuts on securities		
Marketable securities	(2,070)	
Money market	(3,043)	
Total haircuts on securities		(5,113)
Net capital		335,900
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 7,485	
Minimum dollar net capital required	$ 100,000	
Net capital required (greater of above)		(100,000)
Excess net capital		$ 235,900
Ratio of aggregate indebtedness to net capital	0.33: 1	

There was a $49,771 difference in net capital computed above and that which was reported by the Company in Part II of Form X-17A-5. See Note 11.

See independent auditor's report.

McClurg Capital Corporation
Schedule II-Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of September 30, 2004

A computation of reserve requirements is not applicable to McClurg Capital Corporation as the Company qualifies for exemption under rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

McClurg Capital Corporation
Schedule III-Information Relating to Possession or Control
Requirements Under to Rule 15c3-3
As of September 30, 2004

Information relating to possession or control requirements is not applicable to McClurg Capital Corporation as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

McClurg Capital Corporation

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

for the Year Ended September 30, 2004

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
McClurg Capital Corporation

In planning and performing my audit of the financial statements and supplemental schedules of McClurg Capital Corporation ("the Company"), for the year ended September 30, 2004, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by McClurg Capital Corporation. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph in fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at September 30, 2004 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
October 27, 2004